MANAGEMENT INFORMATION CIRCULAR

May 19, 2009

GENERAL PROXY INFORMATION

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of the Company for use at the Meeting to be held on June 17, 2009 and at any adjournment(s) or postponement(s) thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted primarily by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by directors, officers and employees of the Company. The costs of the solicitation will be borne by the Company.

The Meeting Materials (as defined below) are being sent to both registered Shareholders and Non-Registered Shareholders (as defined below). If you are a Non-Registered Shareholder, and the Company or CIBC Mellon Trust Company has sent the Meeting Materials directly to you, your name and address and information about your holdings of Shares, have been obtained in accordance with applicable securities regulatory requirements from the relevant Intermediary (as defined below). By choosing to send the Meeting Materials to you directly, the Company, or its agent (and not such Intermediary) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company. (the “Management Proxyholders”).

A Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Shareholder at the Meeting by inserting the name of that individual in the blank space provided in the form of proxy or by completing another acceptable form of proxy. A proxyholder need not be a Shareholder.

Voting by Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Shares represented by properly executed and delivered proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be conducted. If there are no instructions provided in respect of any matters, the named individuals will vote FOR the proposed resolutions.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the proxyholder(s) named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed proxies must be deposited at the office of the Company’s registrar and transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”) at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, or delivered by facsimile to 604-688-4301, not later than forty eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or any adjournment thereof.

Non-Registered Holders

Only persons whose name appear on the register of the Company at the close of business on May 1, 2009 as the holders of Shares or their duly appointed proxyholders are permitted to vote at the Meeting. In many cases, however, Shares beneficially owned by a holder (a “Non-Registered Shareholder”) are registered in the name of either: (i) an intermediary, among others, such as a brokerage firm, a bank or trust company; or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc.) in which the relevant Intermediary is a participant. If you purchased your Shares through a broker, you are likely a Non-Registered Shareholder.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has distributed copies of meeting materials including Notice of Meeting and this Circular (collectively, the “Meeting Materials”), to the Intermediaries for distribution to Non-Registered Shareholders. The Company will reimburse brokers and other intermediaries for costs incurred by them in mailing Meeting Materials to Non-Registered Shareholders in accordance with the requirements of the Canadian Securities Administrators.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders in order to seek their voting instructions in advance of the Meeting. Shares held by Intermediaries can only be voted in accordance with the instructions of Non-Registered Shareholders. The Intermediaries often have their own voting instruction form and mailing instructions. Generally, Non-Registered Shareholders will either:

a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to CIBC Mellon as provided above; or

b) more typically, be given a voting instruction form which is not signed by the Intermediary, but which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its designated service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regularly printed proxy form accompanied by a page of instructions which includes a removable label containing a bar code and other information. In this case, in order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the page of instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should insert the Non-Registered Shareholder’s name in the appropriate blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary or its service company, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocability of Proxies

A proxy given pursuant to this solicitation may be revoked at any time before the Meeting by executing a valid form of revocation and delivering it to the head office of the Company being Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, at any time up 5:00 p.m. on the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, or by delivering it to the chair of the Meeting prior to the commencement of the Meeting, or any adjournment(s) or postponement(s) thereof. If you attend the Meeting and vote on a ballot, you will automatically be revoking any valid proxy previously delivered by you. If you attend the Meeting in person you need not revoke your proxy and vote in person unless you wish to do so. A proxy may also be revoked in any other manner permitted by law. Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must arrange with adequate prior notice for their respective Intermediaries to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed, to the knowledge of the Company, no director or executive officer since the commencement of the Company’s last completed fiscal year, and no proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the matters to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at May 1, 2009, the record date for the Meeting, 87,574,819 shares were issued and outstanding. Holders of record of Shares at the close of business on May 1, 2009 are entitled to receive notice of and to vote at the Meeting. The holders of Shares entitled to one vote for each Share held. To the knowledge of the directors and executive officers of the Company, as at the record date, there are no persons who beneficially owned, directly or indirectly, or controlled or directed voting securities carrying 10% or more of the voting rights attached to all Shares.

A quorum of Shareholders will be present at the Meeting if not less than one Shareholder is present in person or represented by proxy or a duly authorized representative.

ELECTION OF DIRECTORS

The board of directors of the Company currently consists of seven directors and it is proposed to fix the number of directors at seven and to elect seven directors for the ensuing year.

The Company’s Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia).

The following table sets out the names of management’s nominees for election as directors, the place in which each is ordinarily resident, all offices of the Company now held by each of them, their principle occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as of the date of this information circular.

Name, Jurisdiction of Residence and Position with the Company	Principal Occupation, Business or Employment	Director Since	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed(1)	Face value of Convertible Notes Beneficially Owned Directly or Indirectly or Controlled or Directed ($)(1) (4)
Thomas C. Patton Washington, USA President, CEO and Director	President of the Company	Since 1998	1,197,000	206,465
Eugene Spiering British Columbia, Canada Vice President, Exploration and Director	Vice President, Exploration of the Company	Since 2006	45,000	12,000
Lawrence Page, Q.C. British Columbia, Canada Corporate Secretary and Director	Lawyer	Since 1995	15,000	-0-
Robert Gayton(2) (3) British Columbia, Canada Director	Financial Consultant	Since 1997	85,000	13,000
Tracy Stevenson Utah, USA Chairman and Director	Retired Mining Executive	Since 2007	10,000	24,700
LeRoy Wilkes(2)(3) Colorado, USA Director	Retired Mining Executive	Since 2006	15,000	6,500
John Kerr(2)(3) British Columbia, Canada Director	Geological Engineer	Since 1993	-0-	-0-

(1)      This information has been furnished by the respective directors individually, or as reported on SEDI.
(2)      Member of the Audit Committee
(3)      Member of the Corporate Governance, Nomination Compensation Committee.
(4)      In January 2009, the Company completed a private placement raising gross proceeds of US$3,787,973. Pursuant to the terms of the private placement, the Company issued 6,313,291 units; each unit comprises one convertible promissory note (“Notes”) and one common share purchase warrant maturing 24 months from date of issuance or upon conversion or redemption. Interest is payable in cash or in common shares at maturing or conversion dates at a rate of 10%. The notes are convertible into shares by the holder or by the Company at $0.60 in certain circumstances in the ratio of US$0.60 of Note converted into one common share. One whole non-transferable warrant allows the holder the right to purchase one common share at a price of US$0.75. The warrants expire 24 months from date of issuance. Of the total funds raised in the convertible debt issue which closed in January 2009, Directors and Officers purchased about 7% of total amount raised, with a 60% participation rate.

Director biographies can be viewed on the Company’s website at www.quaterra.com.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the election of the foregoing individuals as directors until the close of the next annual general meeting of the Shareholders or until their successors are otherwise elected or appointed.

Except as otherwise disclosed in this Circular, to the knowledge of the Company, no director:

a.      is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

i)       was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
ii)      was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, or

b.      is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c.      has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purpose of the paragraphs above, “order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

a.      Southern Silver Exploration Corp.

Lawrence Page, Robert Gayton and Thomas Patton, who were directors and/or executive officers of Newcoast Silver Mines Ltd. (now Southern Silver Exploration Corp.) when a Cease Trade Order was issued by the British Columbia Securities Commission on September 30, 2003 and the Alberta Securities Commission on October 23, 2003, for failure to file certain financial information, which Cease Trade Orders were revoked by the British Columbia Securities Commission on October 31, 2003, and by the Alberta Securities Commission on March 25, 2004.

b.      Saturna Beach Estates Ltd.

Lawrence Page, a director and President of Saturna Beach Estates Ltd., a private Company formed under the laws of British Columbia, Canada (“SBEL”) which conducts the business of a vineyard and winery. On August 17, 2004, SBEL obtained an Order from the Supreme Court of British Columbia under the provisions of the Companies’ Creditors Arrangement Act (Canada) that allowed SBEL to continue to run its daily business affairs without creditor action during financial reorganization. In June 2005, the financial reorganization was completed and the Order terminated.

Appointment of Auditors

Smythe Ratcliffe, Chartered Accountants are the current auditors of the Company. At the Meeting, shareholders will be requested to re-appoint Smythe Ratcliffe, Chartered Accountants as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. Smythe Ratcliffe was first appointed auditors of the Company in 1993.

The person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-appointment of Smythe Ratcliffe, Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed and the authorization of the Board of Directors to fix the remuneration of the auditors.

Approval of Stock Option Plan

At the Meeting, the shareholders will be asked to approve the Company’s stock option plan (the “Plan”) and the number of common shares reserved for issuance under the Plan in accordance with and subject to the rules and policies of the TSX Venture Exchange (“TSX”).

The purpose of the Plan is to provide the directors, officers and key employees of, and certain other persons who provide services to the Company and its subsidiaries with an opportunity to purchase shares of the Company and benefit from any appreciation in the value of the Company’s shares. This will provide an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Company’s shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The proposed Plan is a “rolling” plan that provides that the aggregate number of shares reserved for issuance under it, and all of the Company’s other previously established and outstanding stock option plans or grants, is 10% of the Company’s issued common shares at the time of the grant of a stock option under the proposed Plan.

Under the proposed Plan, the option exercise price must not be less than the closing price of the Company’s common shares on the TSX on the day immediately preceding the date of grant, less the applicable discount permitted by the policies of the TSX. An option granted under the Plan must be exercised within the term permitted by the policies of the TSX on the date of grant. The Board of Directors of the Company may determine the limitation period during which an option may be exercised and, notwithstanding that none may be required by the policies of the TSX whether a particular grant will have a minimum vesting period. As a “rolling” plan, any amendment to the proposed Plan will require the approval of the TSX and may require shareholder approval.

In accordance with the terms of the proposed Plan, it is subject to its acceptance for filing by the Exchange and the approval of the Company’s shareholders. Under the policies of the TSX, if

a.      the grants of options under the proposed Plan to “insiders” of the Company, together with all of the Company’s outstanding stock options, could result at any time in:

     i.      the number of shares reserved for issuance pursuant to stock options granted to insiders of the Company exceeding 10% of the issued common shares of the Company; or

     ii.      the grant to insiders of the Company, within a 12-month period, of a number of options exceeding 10% of the issued common shares of the Company; or

b.      the number of shares reserved for issuance pursuant to stock options granted to any one optionee, within a 12-month period, exceeding 5% of the issued common shares of the Company;

such shareholder approval must be “disinterested shareholder approval”, but as the proposed Plan is restrictive as to these results, disinterest shareholder approval of the proposed Plan is not required.

The policies of the TSX and the terms of the proposed Plan also provide that “disinterested shareholder approval” will be required for any agreement to decrease the exercise price of options previously granted to insiders of the Company but no such agreements are being brought before the Meeting.

The term “disinterested shareholder approval” means approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the proposed Plan and associates of such persons. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries and holders of greater than 10% of the voting securities of the Company. The term “associates” is defined in the Securities Act (British Columbia).

If shareholder approval of the proposed Plan or a modified version thereof is not obtained, the Company will not proceed to implement the proposed Plan nor grant options under it. Even if approved, the directors may determine not to proceed with the proposed Plan.

The proposed Plan will be available for inspection at the Meeting. The directors recommend that the shareholders approve the proposed Plan.

The person(s) designated by management of the Company in the enclosed form of Proxy intend to vote FOR the adoption of the Stock Option Plan Resolution.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

The following information describes and explains the significant elements of compensation awarded to, earned by, paid to, or payable to the Company’s CEO, CFO and to the three most highly compensated executive officers, or individuals, whose total compensation exceeded $150,000 (the “Named Executive Officers”). During the fiscal year ended December 31, 2008, the Company’s Named Executive Officers were: Thomas Patton (President and CEO), Scott Hean (CFO), Eugene Spiering (VP Exploration) Tracy Stevenson (Chairman) and Thomas Turner (Exploration Geologist).

The Company’s compensation policy is administered by the Corporate Governance Nomination and Compensation Committee (the “Committee”). The Committee’s independent members are LeRoy Wilkes (Chair), Robert Gayton and John Kerr. The Committee has the responsibility for approving the compensation program for the Company’s Named Executive Officers. The Committee acts pursuant to the Governance Nomination Compensation Charter that has been approved by the board of directors. The Committee reports to the Board of Directors which decides the bases of employment agreements and equity compensation.

The compensation program for the Company is designed to attract, retain and reward talented executives who can contribute to the Company’s long term success and build value for the Company’s shareholders. In 2006, the Company engaged an independent third party compensation expert to advise on compensation matters and to provide updates from time to time to the Company on compensation matters.

During 2008, the Company’s only form of compensation consisted of cash and incentive stock options administered under the Company’s stock option plan, approved by shareholders in 2008.

Elements of Compensation

Salary - Base salary for Named Executive Officers (“NEO(s)”) for any given year is fixed by the Committee at its meeting in June of each year. Increases or decreases in salary on a year over year basis are dependent on the Committee’s assessment of the performance of the Company and the particular Named Executive Officer. When considering the base salaries of the Company’s NEO’s, the Committee reviews the qualifications of the NEO, performance, and salaries paid to NEO’s in the Company’s peer group.

Equity Compensation – The Committee believes that a portion of each NEO’s compensation should be in the form of equity awards. Equity awards are made to the NEO’s pursuant to the Company’s stock option plan. The stock option plan provides for awards in the form of stock options. The Committee has generally followed a practice of issuing stock options to its NEO’s on an annual basis in June of each year. The Committee retains the discretion to make additional awards to NEO’s at other times, in connection with the initial hiring of a new officer, for retention purposes or otherwise. In determining the amount of stock options to be issued, the Committee considers qualifications, performance, and similar option programs of competitor companies.

Employment Agreements

The Company has employment agreements with three of its NEO’s, namely Thomas Patton, Scott Hean and Eugene Spiering. The Committee believes that these agreements will help to secure the continued employment and dedication of the Company’s NEO’s.

Thomas Patton – In January 2009, Dr. Thomas Patton entered into an employment agreement with the Company and its subsidiary, Quaterra Alaska, Inc. for a period of five years which replaced a prior employment agreement dated January 1, 2007. Under the employment agreement, Dr. Patton is entitled to receive an annual base salary of $150,000. Due to current economic conditions, Dr. Patton has agreed to reduce his annual base salary to $1 effective January 16, 2009 until such further time as the parties agree in writing to resume the payment conditions stipulated in the contract.. Dr. Patton may be eligible to participate in future stock option grants. The Company may terminate the employment of Dr. Patton only for breach of the employment agreement or for cause. Dr. Patton is entitled to two months notice of such discharge. Upon a change of control, as defined in the employment agreement including through acquisition of 20% or more of the Company’s common shares, Dr. Patton has the right to terminate the employment agreement and receive 100% of the compensation due him for the unexpired term of the employment agreement. Upon a change of control, and assuming the triggering event took place on the last business day of the Company’s most recently completed financial year the estimated payment to Dr. Patton would be $450,000.

Scott Hean - On December 1, 2008, Scott Hean entered into an employment agreement with the Company for a period of five years, which replaced a prior employment agreement dated March 26, 2006. Under the employment agreement, Mr. Hean is entitled to receive an annual salary, payable monthly in arrears based upon the amount of time during such month spent by Mr. Hean on the Company’s affairs as a percentage of an annual salary of $175,000. Approximately 50% of Mr. Hean’s time is devoted monthly to the Company’s affairs. Due to current economic conditions, Mr. Hean has agreed to reduce his compensation to an annual amount of $43,750 until such economic conditions improve and the parties agree agree in writing to resume the payment conditions stipulated in the contract. Mr. Hean may be eligible to participate in future incentive stock options. The Company may terminate the employment of Mr. Hean only for breach of the employment agreement or for cause. Mr. Hean is entitled to two months notice of such discharge. Upon a change of control, as defined in the employment agreement including through acquisition of 20% or more of the Company’s common shares, Mr. Hean has the right to terminate the employment agreement and receive 100% of the compensation due him for the unexpired term of the employment agreement. Upon a change of control, and assuming the triggering event took place on the last business day of the Company’s most recently completed financial year the estimated payment to Mr. Hean would be $430,211.

Eugene Spiering - On December 1, 2008, Eugene Spiering entered into an employment agreement with the Company for a period of five years, which replaced prior employment agreements dated January 1, 2006, as renewed by renewal agreements dated January 1, 2007 and January 1, 2008. Under the employment agreement, Mr. Spiering is entitled to receive an annual base salary of $200,000. Due to current economic conditions, Mr. Spiering has agreed to reduce his annual base salary to $100,000 effective December 1, 2008 until such further time as the parties agree in writing to resume the payment conditions stipulated in the contract. Upon the expiration of one year following the date of the employment agreement and each year thereafter, the Company will review Mr. Spiering’s salary with a view to its increase, giving consideration to the Company’s financial position and the scope of its activities. Mr. Spiering may be eligible to participate in future stock option grants. If Mr. Spiering becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement including through acquisition of 20% or more of the Company’s common shares, Mr. Spiering has the right to terminate the employment agreement and receive 100% of the compensation due him for the unexpired term of the employment agreement. Upon a change of control, and assuming the triggering event took place on the last business day of the Company’s most recently completed financial year the estimated payment to Mr. Spiering would be $983,333.

Performance Graph

The following graph compares the Company’s cumulative total shareholder return on its common shares with the cumulative total return of the TSX Composite Index over the period from December 31, 2003 to December 31, 2008. The graph illustrates the cumulative return on a $100 investment in common shares made on December 31, 2003.

Summary Compensation Table – Named Executive Officers

The following table sets out information concerning the compensation earned from the Company and any of the Company’s subsidiaries during the financial year ended December 31, 2008, by the Company’s Named Executive Officers.

			Option-	Non-equity incentive
			based	Annual	Long-term			Total
Name and Principal		Salary	awards(1)	Incentive	incentive	All other		Compensation
Position	Year	($)	($)	Plans	plans	compensation		($)

Thomas Patton	2008	146,414	560,726	-	-			707,140
President &
Chief Executive Officer
Scott Hean	2008	69,958	186,909	-	-	-		256,867
Chief Financial Officer
Eugene Spiering	2008	166,667	280,363	-	-			447,030
Vice President, Exploration
Tracy Stevenson	2008	-	447,155	-	-	21,750	(2)	461,780
Chairman of the Board
Thomas Turner	2008	127,880	186,909	-	-	-		314,789
Exploration Geologist

(1)

The Company uses the Black-Scholes option pricing model to value stock options. Option based awards granted in 2008 were subject to a vesting schedule as to 50% available to exercise immediately and becoming fully vested one year later on June 19, 2009. The figures in this column assume full vesting.

(2)	These fees were paid to Mr. Stevenson for his attendance and participation at Board meetings as Chairman and as an Independent Director.

Incentive Awards

The following table sets out information respecting outstanding option-based awards for the financial year ended December 31, 2008, by the Company’s Named Executive Officers

Name	Number of unexercised stock options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
Thomas Patton	300,000(1) 150,000 150,000	3.30 3.33 1.55	June 19, 2013 July 20, 2012 July 28, 2011	No Value No Value No Value
Scott Hean	100,000(1) 100,000 100,000 125,000	3.30 3.33 1.55 1.04	June 19, 2013 July 20, 2012 July 28, 2011 March 27, 2011	No Value No Value No Value No Value
Eugene Spiering	150,000(1) 150,000 150,000 200,000	3.30 3.33 1.55 0.40	June 19, 2013 July 20, 2012 July 28, 2011 January 9, 2011	No Value No Value No Value 42,000
Tracy Stevenson	75,000 150,000 100,000	3.30 3.45 3.33	June 19, 2013 March 31, 2013 July 20, 2012	No Value No Value No Value
Thomas Turner	100,000 150,000	3.30 3.33	June 19, 2013 July 20, 2012	No Value No Value

(1) Stock Options granted on June 19, 2008 and expiring June 19, 2013 are subject to a vesting schedule as to 50% vesting immediately and becoming fully vested on June 19, 2009.

Pension Plan Benefits

The Company does not provide retirement benefits for its directors or executive officers.

Director Compensation

The Company’s director compensation program is designed to enable the Company to attract and retain highly qualified individuals to serve as directors. In 2008, directors’ compensation which is paid to non-employee directors consisted of:

a)	an annual retainer of $12,000;
b)	an annual retainer to the Chairman of the Board of $24,000;
c)	an annual retainer to the Chairman of the Audit Committee of $15,000
d)	an annual retainer to the Chairman of the Governance Nomination Compensation Committee of $13,500
e)	a $500 fee per meeting attending in person or by telephone
f)	a $500 travel fee per travel day;

Due to the current economy and stock market conditions, payment in cash of all directors’ fees was suspended on December 1, 2008.

Directors are eligible to receive stock options and the following table summarizes the compensation paid by the Company to non-employee directors for the year ended December 31, 2008:

			Non-equity
			Incentive
		Option	Plan	All other
Name	Fees Earned	Awards(1)	Compensation	compensation	Total
	$	$	$	$	$
Lawrence Page(2)	9,250	112,145	-	0	121,395
LeRoy Wilkes	18,625	112,145	-	0	130,770
Robert Gayton	18,000	112,145	-	0	130,145
John Kerr	15,000	112,145	-	0	127,145
Tracy Stevenson(3)	Refer to Summary Compensation Table

________________________
(1)	The fair value of each option granted is estimated at the time of grant using the Black-Scholes option pricing model.
(2)	Lawrence Page ceased to be an independent director on July 11, 2008.
(3)	Tracy Stevenson is an Independent Director and a Named Executive Officer – refer to the Summary Compensation Table.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information as at March 31, 2009, with respect to the Company’s compensation plans under which equity securities were authorized for issuance as at the end of its most recently completed financial year.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	7,080,300	$2.59	1,677,182
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	7,080,300		1,677,182

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, or any proposed director or any associate of any of them, is or, since the beginning of the last completed financial year of the Company, was indebted to the Company, or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

As provided under the B. C. Corporations Act and the Company’s Articles, the Company indemnifies the directors and officers against certain losses arising from claims against them for their acts, errors or omissions as such. The Company maintains liability insurance for its directors and officers. The policy provides insurance for directors and officers of the Company in respect of certain losses arising from claims against them for their acts, errors or omissions in their capacity as directors or officers. The policy was renewed in March 2009 at an annual premium cost of $53,500 for coverage up to $10,000,000. The annual premium for coverage up to $15,000,000 in fiscal 2008 was $122,080.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no management proposed nominee for election as a director of the Company and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

MANAGEMENT CONTRACTS

The Company entered into an agreement with related party Manex Resource Group Inc. (“Manex”) in June 2008 whereby Manex provides administrative, accounting, secretarial and investor relation services to the Company. The basic fee for office space and office infrastructure is $12,500 per month and compensation for other services rendered by Manex is based on hourly rates specified in the agreement. The Company also reimburses Manex for office supplies including paper, courier, postage, parking, filing fees and other out-of-pocket expenses. Manex is located at the same address as the Company at suite 1100, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5. Manex is a private company controlled by Lawrence Page, a director of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s corporate governance disclosure obligations are set out in National Instrument 58-101 –Disclosure of Corporate Governance Practices (the “National Instrument”), National Policy 58-201 –

Corporate Governance Guidelines and National Instrument 52-110 – Audit Committees. These instruments set out a series of guidelines and requirements for effective corporate governance, collectively the “Guidelines”. The National Instrument requires the Company to disclose its approach to corporate governance with reference to Guidelines.

The Board of Directors

The National Instrument defines an “independent director” as a director who has no direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with such member’s independent judgment. The Board of Directors considers the factual circumstances of each director in the context of Guidelines.

The Board has a majority of independent directors who are Robert Gayton, John Kerr. Tracy Stevenson and LeRoy Wilkes.

The Board of Directors holds regularly scheduled meetings and from January 1, 2008 to December 31, 2008 the following meetings were held:

For the year ended December 31, 2008
Board of Directors	5
Audit Committee	4
Corporate Governance Nomination and Compensation Committee	5
Total number of meetings held	14

	Board	Committee
Summary of Director Attendance	Meetings	Meetings
	Attended	Attended
Thomas Patton	5	N/A
Tracy Stevenson	5	N/A
Eugene Spiering	5	N/A
Lawrence Page	5	3
LeRoy Wilkes	5	9
Robert Gayton	5	6
John Kerr	4	7

Participation of Directors in Other Reporting Issuers

Certain of the Company’s directors are directors of other reporting issuers, as set out in the following table:

Name of Director or Proposed	Directorship(s) held in other Reporting Issuers
Director

Lawrence Page	Duncastle Gold Corp.	Southern Silver Exploration Corp.
	Fortune River Resource Corp.	Valterra Resource Corporation
Bravo Venture Group Inc.

Robert Gayton	Amerigo Resources Ltd.	Silvercorp Metals Inc.
	Eastern Platinum Limited	B2 Gold Corp.
	Trans National Minerals Inc.	Palo Duro Energy Inc.
	Intrinsyc Software International, Inc.	Western Copper Corp.
Nevsun Resources Ltd.

John Kerr	Pacific Coast Nickel Corp.

LeRoy Wilkes	Sabina Silver Corporation	Copper Mesa Mining Corporation

Tracy Stevenson	Vista Gold corp.

Board Mandate

The Board of Directors of the Company explicitly acknowledges responsibility for the stewardship of the Company, including responsibility for:

a)

to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer, ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

b)	succession planning, including appointing, training, monitoring and, if deemed necessary, firing the CEO;

c)	adoption of a strategic planning process and approving on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

d)

in cooperation with the senior management team, led by the CEO, identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;

e)	assisting the CEO in the appointment, training and monitoring of senior management of the Company;

f)	adopting a communication policy for the Company;

g)	the integrity of the Company's internal control and management information systems;

h)

developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company, including an annual review by way of a corporate governance checklist for the Board members to complete to assist them in understanding the steps and other actions that they may take to fulfill their respective duties and responsibilities.

Orientation and Continuing Education

The Company does not provide formal continuing education to its Board members, but does encourage them to communicate with management, auditors and technical consultants. Board members have access to Company policies, corporate governance documents, technical data and financial information 24 hours a day through an internet-based software support system.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) which is attached here as Schedule B, and can also be viewed at www.quaterra.com. The Code addresses honesty and integrity, fair dealing, discrimination and harassment, safety and security, and honest and accurate record keeping. The Code also addresses Ethical Business Conduct for financial managers.

Audit Committee

The Audit Committee is responsible for assisting directors to meet their responsibilities; providing better communication between directors and external auditors; enhancing the independence of the external auditor; increasing the credibility and objectivity of financial reports; and strengthening the role of the directors facilitating in-depth discussions among directors, management and the external auditor. The Audit Committee is responsible for the appointment, compensation, retention and oversight of the external auditor, as well as the pre-approval of all non-audit services provided by the external auditor, and for directing the auditor’s examination into specific areas of the Company’s business. A full version of the Audit Committee Charter is attached as Scheduled A.

Composition of the Audit Committee

The Audit Committee is comprised of three directors of the Company, Robert Gayton, (Chair), LeRoy Wilkes, and John Kerr, all of whom are independent and financially literate within the meaning of NI 52-110.

Dr. Gayton graduated from the University of British Columbia in 1962 with a Bachelor of Commerce degree and in 1964 earned a chartered accountant (C.A.) designation while at Peat Marwick Mitchel, Chartered Accountants. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987.

Mr. Kerr graduated from the University of British Columbia in 1964 with a BASc degree in Geological Engineering. Mr. Kerr has sat on several public company Boards and in his positions, he would be responsible for receiving financial information relating to his Company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the Company and its operating results.

Mr. Wilkes recently retired as president of Washington Group International’s Mining Business Unit. As leader of this group, he participated in many developing mining projects throughout the world. Mr. Wilkes was also the Chief Operating Officer of Santa Fe Pacific Gold Corporation during the expansion of its Nevada operations, and held the position of Senior Vice President of Business Development for Anaconda Minerals.

Audit and Audit Related Fees

For the fiscal year end December 31, 2008 the Company paid Smythe Ratcliffe, Chartered Accountants, its auditors, fees as follows:

Fees relating to the fiscal year ended December 31	2008	2007
Audit Fees	$39,000	$24,500
Audit-Related Fees	5,400	7,600
Tax Fees (1)	2,800	2,750
All other Fees(2)	24,380	3,040
Total	$71,580	$37,890

_______________________
(1)	These fees are attributable to assistance in preparation of tax returns.
(2)	These fees include services rendered as part of our NYSE Amex listing and Sarbanes-Oxley compliance.

Corporate Governance Nomination Compensation Committee (“Compensation Committee”)

The Compensation Committee is comprised of LeRoy Wilkes (Chair), Robert Gayton and John Kerr all of whom are independent. The responsibilities, powers and operation of the Compensation Committee are set out in the committee charter which is attached here as Schedule C. A described in the Charter, the Compensation Committee reviews matters relating to corporate governance, including assessing the effectiveness of the Board as a whole; considering the contribution of individual members; considering questions of management succession; considering proposals by the Board to engage outside advisors if necessary; and recommending compensation for the directors and senior management, including the granting of stock options to directors, officers, consultants and employees.

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE THE SHARES REPRESENTED BY THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR ON A POLL IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

ADDITIONAL INFORMATION

Additional information relating to the Company including audited annual financial statements can be found at www.sedar.com or without charge, upon request to the Company at
Suite 1100 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Telephone: (604) 681-9059 Fax: (604) 688-4670

BY ORDER OF THE BOARD

(signed) Thomas C. Patton
Thomas C. Patton, President and Chief Executive Officer

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

A. PURPOSE

An audit committee is a committee of a board of directors to which the board delegates its responsibility for oversight of the financial reporting process. Traditionally, the audit committee has performed a number of roles, including:

(a) helping directors meet their responsibilities;
(b) providing better communication between directors and the external auditors;
(c) enhancing the independence of the external auditor;
(d) increasing the credibility and objectivity of financial reports; and
(e) strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor.

National Instrument 52-110 Audit Committees (“NI 52-110”) requires that the audit committee also be responsible for managing, on behalf of the shareholders, the relationship between the issuer and its external auditors. In particular, it provides that an audit committee must have responsibility for:

(a) overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditors’ report or related work; and
(b) recommending to the board of directors the nomination and compensation of the external auditors.

Although under corporate law, an issuer's external auditors are responsible to the shareholders, in practice, shareholders have often been too dispersed to effectively exercise meaningful oversight of the external auditors. As a result, management has typically assumed this oversight role. However, the auditing process may be compromised if the external auditors view their main responsibility as serving management rather than the shareholders. By assigning these responsibilities to an independent audit committee, NI 52-110 ensures that the external audit will be conducted independently of the issuer’s management.

NI 52-110 provides that an audit committee must be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditors regarding financial reporting. Notwithstanding this responsibility, the external auditors are retained by, and are ultimately accountable to, the shareholders. As a result, NI 52-110 does not detract from the external auditors' right and responsibility to also provide their views directly to the shareholders if they disagree with an approach being taken by the audit committee.

The Board of Directors (the “Board”) of Quaterra Resources Inc. (the “Company”) is responsible for the management of the business and affairs of the Company. The Audit Committee (the “Committee”) is appointed by the Board as an independent and objective party to assist in fulfilling the Board’s responsibility for oversight of the Company’s financial reporting process.

The Company must comply with the applicable requirements of NI 52-110 which includes having a written charter that sets out the Committee’s mandate and responsibilities. The Board may, at any time, amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

B. AUTHORITY

1. The Committee, through its Chair, may directly contact any officer or employee of the Company as it deems necessary or advisable to fulfill its duties and responsibilities, and any officer or employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions;
2. The external auditors will report directly to the Committee. The external auditors shall have a direct line of communication to the Committee through its Chair and may bypass management if deemed necessary; and
3. The Committee may engage, at the Company’s expense, outside legal counsel or other advisors as the Committee considers necessary to fulfill its duties and responsibilities and to negotiate compensation arrangements for any such advisors.

C. COMPOSITION AND MEETINGS

1. The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee;
2. The Committee shall be composed of three or more members of the Board, all of whom are independent and financially literate within the meaning of NI 52-110. The members of the Committee shall appoint from among themselves a Chair of the Committee. The Chair shall have responsibility for ensuring that the Committee fulfills its principal duties and responsibilities effectively;
3. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone or other telecommunication device at a Committee meeting shall constitute a quorum;
4. If and whenever a vacancy shall exist in a Committee meeting, the remaining members of the Committee may exercise all of its powers and responsibilities provided a quorum has been established;
5. Any matters to be determined by the Committee shall be decided by a majority of votes cast at a Committee meeting called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a Committee meeting called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation;
6. The time and place at which a Committee meeting shall be held, and procedures at such meetings shall be determined from time to time by the Committee. A Committee meeting may be called by email, telephone, facsimile, letter or other communication means, by giving at least 48 hours notice. Notice of a Committee meeting shall not be necessary if all of the members are present either in person or by telephone or other telecommunication device or if those absent have waived notice or otherwise signified their consent to the holding of such meeting;
7. The Committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend at Committee meetings;
8. The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at Committee meetings;
9. The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required. Any member of the Committee or the external auditors may request a meeting of the Committee; and 10. The external auditors shall receive notice of and have the right to attend all Committee meetings.

D. PRINCIPAL DUTIES AND RESPONSIBILITIES

1.                     The overall duties and responsibilities of the Committee shall be as follows:

(a)

assist the Board in the discharge of its responsibilities relating to the Company's accounting principles and reporting practices including its approval of the Company's annual and quarterly consolidated financial statements and corresponding management’s discussion and analysis (“MD&A”);

(b)	establish and maintain a direct line of communication with the Company's external auditors and assess their performance;
(c)	ensure that the management of the Company has designed, implemented and is maintaining an effective financial reporting system;
(d)	ensure compliance with NI 52-110; and
(e)	report regularly to the Board on the fulfillment of its duties and responsibilities.

2.                     The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)

verify the independence of external auditors and recommend to the Board a firm of external auditors to be nominated for the purpose of preparing or issuing an auditors’ report or performing other audit, review or attest services for the Company;

(b)

monitor the independence of the external auditors, receive any required formal written statement from the external auditor delineating relationships between the external auditor and the Company, and confirm the external auditor’s independence to the Board on an annual basis;

(c)	recommend to the Board the compensation of the external auditor;
(d)	oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;
(e)	pre-approve all non-audit services to be provided to the Company by the external auditors unless otherwise provided for in NI 52-110;
(f)	review the audit plan of the external auditors prior to the commencement of the audit;
(g)

review with the external auditors any changes or proposed changes in accounting policies, the presentation and impact of significant risks and uncertainties and key estimates and judgments of management that may be material to the Company’s financial reporting;

(h)	discuss with the external auditors the quality and appropriateness of the Company’s accounting principles;
(i)	review with the external auditors, upon completion of their audit:

(i)	contents of their report including the scope and quality of the audit work performed;
(ii)	adequacy of the Company's financial and auditing personnel;
(iii)	co-operation received from the Company's personnel during the audit;
(iv)	internal resources used;
(v)	significant transactions outside of the normal business of the Company;
(vi)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and
(vii)	the non-audit services provided by the external auditors; and
(j)	periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the external auditors have been implemented.

3.                     The Committee shall review and discuss with Management and the Auditors, where appropriate, the following financial documents and reports prior to public disclosure:

(a)	the annual report, including the audited financial statements and the Auditors’ report to the shareholders of the Company, and quarterly financial statements and corresponding MD&A;
(b)	all press releases containing financial information extracted or derived from the Company's financial statements or MD&A;
(c)	all certifications that may be made by Management on the annual or quarterly financial results, disclosure controls and procedures and internal controls over financial reporting;
(d)	any legal, tax or regulatory matters that may have a material impact on the Company's operations and financial statements; and
(e)	all financial information contained in any prospectus, information circular or other disclosure documents or regulatory filings containing financial information of the Company.

4.                     The Committee shall recommend to the Board the amendment or approval of all annual and interim financial statements and MD&A and any other documents that may be reviewed by the Committee.

5.                     Other duties and responsibilities of the Committee shall be as follows:

(a)

ensure that procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, such as press releases, and periodically assess the adequacy of the procedures;

(b)	implement procedures for the confidential receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;
(c)	the confidential receipt, retention, and treatment of complaints received by Quaterra regarding the alleged violation of and Corporate Governance policies of Quaterra (including its subsidiaries);
(d)	review and approve the Company's hiring policies regarding partners, employees or former partners and employees of the present and former external auditors of the Company; and
(e)	make recommendations to the Board with respect to any changes or improvements to the financial reporting process including this Charter.

6. RELATED PARTY TRANSACTION REVIEW

In addition to other responsibilities of the Committee, the Committee shall, in compliance with Section 120 of the AMEX Company Guide, review and recommend to the Board of Directors the approval or non approval of all related party transactions, subject, where applicable, to, the related party and the board of directors complying with the provisions of the Business Corporations Act (British Columbia).

SCHEDULE “B”

Code of Business Conduct and Ethics

1.	Introduction

We require high standards of professional and ethical conduct from our employees. Our reputation with our shareholders, business partners, prospective investors and other stakeholders for honesty and integrity is key to the success of our business. No employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

We intend that the Company’s business practices will be compatible with the economic and social priorities of each location in which we operate. Although customs vary by country and standards of ethics may vary in different business environments, honesty and integrity must always characterize our business activity. If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply.

Please read this Code carefully.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and the spirit of our policies and applicable laws. This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of the Company. This Code does not supersede the specific policies and procedures that are covered in the Company’s operating manuals or in separate specific policy statements. References in this Code to the “Company” means Quaterra Resources Inc. or any of its subsidiaries.

Reference to “employees” includes officers and directors.

Those who violate the standards set forth in this Code will be subject to disciplinary action up to and including dismissal.

If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 16 below.

Your cooperation is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen.

2.	Compliance With Laws, Rules And Regulations

Compliance with the letter and spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success. All employees must respect and obey the laws of the cities, provinces, states and countries in which we operate and avoid even the appearance of impropriety. Not all employees are expected to know the details of these laws, but it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. The Company may hold information and training sessions to promote compliance with laws, rules and regulations, including insider trading laws.

3.	Conflicts Of Interest

A conflict of interest occurs when an individual’s private interest interferes, or appears to interfere, in any way with the interests of the Company. A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when an employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Company and any other organization in which you or any member of your family have an interest.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved by the Board of Directors or the Audit Committee. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests should be reported immediately to your supervisor or the Company’s general legal counsel.

4.	Corporate Opportunities

Employees are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Employees are also prohibited from competing with the Company directly or indirectly. Employees owe a duty to the Company to advance the legitimate interests of the Company when the opportunity to do so arises.

5.	Confidentiality

Employees must maintain the confidentiality of information entrusted to them by the Company or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated. Employees may be required to execute a standard form confidentiality agreement upon starting employment or from time to time during the course of employment. The obligation not to disclose confidential information continues even after you leave the Company.

Confidential information includes all non-public information that may be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us.

6.	Protection And Proper Use Of Company Assets

All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

Company assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management. Company assets may never be used for illegal purposes.

The obligation to protect Company assets includes proprietary information.

Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information include intellectual property, such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data or reports. Unauthorized use or distribution of this information is a violation of Company policy. It may also be illegal and may result in civil and criminal penalties. The obligation not to disclose proprietary information continues even after you leave the Company.

7.	Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information obtained without the owner’s consent or inducing the disclosures of proprietary information or trade secrets by past or present employees of other companies is prohibited. Each employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

8.	Discrimination And Harassment

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Employees are encouraged to speak out when a co-worker’s conduct makes them uncomfortable, and to report harassment when it occurs.

9.	Safety And Health

We are all responsible for maintaining a safe and healthy workplace by following safety and health rules and practices. The Company is committed to keeping its workplaces free from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited.

In order to protect the safety of all employees, employees must report to work in condition to perform their duties and free from the influence of any substance that could prevent them from conducting work activities safely and effectively. The use of illegal drugs in the workplace is prohibited.

10.	Financial Statements And Recordkeeping

Honest and accurate recording and reporting of information is critical to our financial reporting and our ability to make responsible business decisions. The Company’s accounting records are relied upon to produce reports for the Company’s management, shareholders, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must truthfully and accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls. A separate Code of Ethical Conduct for Financial Managers forms part of this Code as Schedule “A”.

All employees have a responsibility to ensure that the Company’s records, including accounting records, do not contain any false or intentionally misleading entries. We do not permit intentional misclassification of transactions as to accounts, departments or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

All Company books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Company transactions and must conform to both applicable legal requirements and the system of internal controls of the Company. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable laws or regulations.

Business records and communications may become public through legal or regulatory investigations or the media. We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including email and informal notes or interoffice memos. Records should be retained and destroyed in accordance with the Company’s records storage and retention policy.

11.	Use Of E-Mail And Internet Services

E-Mail systems and Internet services are provided to help us do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. You may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit material or jokes, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment. Also remember that “flooding” our systems with junk mail and trivia hampers the ability of our systems to handle legitimate Company business and is prohibited.

Employees should not download copyrighted materials, should not copy material that is not licensed to the Company and should follow the terms of a license when using material that is licensed to the Company. No changes should be made to licensed materials without the prior consent of the Company. In addition, employees are discouraged from downloading games and screensavers, as these are common sources of viruses.

Your messages (including voice mail) and computer information are considered the Company’s property and you should not have any expectation of privacy. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

12.	Political Activities And Contributions

We respect and support the right of our employees to participate in political activities. However, these activities should not be conducted on Company time or involve the use of any Company resources such as telephones, computers or supplies. Employees will not be reimbursed for personal political contributions.

We may occasionally express our views on local and national issues that affect our operations. In such cases, Company funds and resources may be used, but only when permitted by law and by our strict guidelines. The Company may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. No employee may make or commit to political contributions on behalf of the Company without the approval of senior management.

13.	Gifts And Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services. In some cultures they play an important role in business relationships. However, a problem may arise when such courtesies compromise – or appear to compromise – our ability to make objective and fair business decisions.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times, and do not change during traditional gift- giving seasons. No gift or entertainment should ever be offered, given, provided or accepted by any director or employee of the Company, or by any family member of a director or employee, unless it (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any applicable laws or regulations. Please discuss with your supervisor any gifts or proposed gifts if you are uncertain whether they are appropriate.

14.	Waivers Of This Code Of Business Conduct And Ethics

Any waiver of this Code may be made only by the Board of Directors or the Audit Committee. Any such waiver will be promptly disclosed to the extent required by applicable laws or stock exchange regulations.

15.	Reporting Of Any Illegal Or Unethical Behavior

We have a strong commitment to conduct our business in a lawful and ethical manner. Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation and to report violations of laws, rules, regulations or this Code. We prohibit retaliatory action against any employee who, in good faith, reports a possible violation. It is unacceptable to file a report knowing it to be false.

16.	Compliance Procedures

This Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action.

Since we cannot anticipate every situation that may arise, it is important for the Company to set forth a general way to approach a new question or problem. These are the steps to keep in mind:

  Make sure you have all of the facts. In order to reach the right solutions, you must be as fully informed as possible.

  Ask yourself what you are specifically being asked to do. This analysis will enable you to focus on the specific issues that are raised and the available alternatives. Use your judgment and common sense. If something seems unethical or improper, it probably is.

  Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and to discuss the problem.

  Discuss the problem with your supervisor. This approach is best in most if not all situations. Your supervisor may be more knowledgeable about the issue and will appreciate being brought into the process. It is a supervisor’s responsibility to help you to solve problems.

  Seek help from Company resources. In the rare instance in which it may not be appropriate to discuss an issue with your supervisor, or in which you feel uncomfortable approaching your supervisor, discuss the problem with the Company’s general legal counsel. If you prefer to write, address your concerns to the Company’s general legal counsel or the Chief Executive Officer.

  You may report ethical violations in confidence and without fear of retaliation. The Company‘s Whistleblower Policy sets out procedures for the confidential receipt, retention, and treatment of complaints received by Quaterra regarding accounting, internal accounting controls, auditing matters or any alleged violation of any Corporate Governance Policies. If your situation requires that your identity be kept secret, the Company will protect your anonymity. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations. An officer or employee who retaliates against someone who has reported an ethical violation in good faith is subject to discipline up to and including termination of employment. These procedures are intended to encourage and enable employees and others to raise serious concerns within the Company rather than seeking resolution outside the Company.

  Ask first. If you are unsure of the proper course of action, seek guidance before you act.

Code Of Ethical Conduct For Financial Managers

Introduction

This Code of Ethical Conduct for Financial Managers ("Code") applies to all Financial Managers of Quaterra Resources Inc. (the "Company"). Financial Managers are the Company's principal executive officer, principal financial officer, principal accounting officer (s), controller or person performing similar functions.

This Code covers a wide range of financial and non-financial business practices and procedures. This Code does not cover every issue that may arise, but it sets out basic principles to guide all Financial Managers of the Company. If a law or regulation conflicts with a policy in this Code, the Financial Manager must comply with the law or regulation. If a Financial Manager has any questions about this Code or potential conflicts with a law or regulation, they should contact the Company's Board of Directors, Audit Committee or General Counsel.

Each Financial Manager shall recognize that Financial Managers hold an important and elevated role in corporate governance. They are uniquely capable and empowered to ensure that the Company's, its stockholders' and other stakeholders' interests are appropriately balanced, protected and preserved. Accordingly, this Code provides principles to which Financial Managers are expected to adhere and advocate. The Code embodies rules regarding individual and peer responsibilities, as well as responsibilities to the Company, the stockholders, other stakeholders and the public.

Financial Code Principles And Responsibilities

Financial Managers shall adhere to and advocate to the best of their knowledge and ability the following principles and responsibilities governing their professional and ethical conduct.

1.      Act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. A "conflict of interest" exists when an individual's private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.

2.      When disclosing information to constituents, provide them with information that is accurate, complete, objective, relevant, timely and understandable. Reports and documents that the Company files with the Securities and Exchange Commission or releases to the public shall contain full, fair, accurate, timely and understandable information. The principal executive officer and principal financial officer shall review the annual and quarterly reports, certify and file them with the Securities and Exchange Commission.

3.      Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

4.      Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated.

5.      Protect and respect the confidentiality of information acquired in the course of their work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of their work shall not be used for personal advantage.

6.      Achieve responsible use of and control over all assets and resources employed by or entrusted to them.

7.      Promptly report code violations to the Company's Chairman of the Board and Audit Committee Chairman.

Waivers Of The Code

Any waiver of this Code for Financial Managers may be made only by the Audit Committee of the Board of Directors and will be promptly disclosed as required by law or the private regulatory body. Requests for waivers must be made in writing to the Company's Chairman of the Board and Audit Committee Chairman prior to the occurrence of the violation of the Code.

Reporting Of Violations Of The Code, Illegal Or Unethical Behavior

Financial Managers should report observed violations of the Code and illegal or unethical behavior to the Company's Chairman of the Board and Audit Committee Chairman, in accordance with the Whistleblower Policy. All reports will be treated in a confidential manner and it is the Company's policy to not allow retaliation for reports made in good faith of misconduct by others. The Company's Audit Committee will lead all investigations of alleged violations or misconduct. Financial Managers are expected to cooperate in internal investigations of misconduct and violations of this Code.

Violations Of The Code

Financial Managers who violate the standards of this Code will be subject to disciplinary action, which may include termination of employment, civil action and/or referral to law enforcement agencies for criminal prosecution.

SCHEDULE “C”

Governance Nomination and Compensation Committee Charter

Purpose

The Governance Nomination and Compensation Committee (“Committee”) is appointed by and acts on behalf of the Board of Directors (“Board”). It is responsible for:

1)      for developing and recommending to the Board a set of corporate governance guidelines applicable to the company and for periodically reviewing such guidelines.

2)      identifying individuals qualified to become Board members,

3)      recommending that the Board select the director nominees for the next annual meeting of stockholders.

4)      overseeing the Board’s annual evaluation of its performance, and

5)      reviewing, approving and reporting to the Board on major compensation plans, policies and programs of the Company. The Committee approves the compensation of executive officers and certain senior management, except the Chief Executive Officer, takes specific actions with respect to such compensation and has oversight responsibility over the Company’s management development programs, performance assessment of senior executives and succession planning.

The Committee shall have the resources and authority appropriate to discharge its responsibilities, including the sole authority to retain, set compensation for, and terminate a search firm to be used to identify director candidates. In addition, the Committee shall have authority to obtain advice and assistance from other experts or consultants to advise the Committee.

Composition

The Committee shall consist of three or more independent directors of the company designated by the Board and approved by a majority of the whole Board by resolution or resolutions. The members of the Committee shall meet the independence requirements of NYSE Amex.

The members of the Committee shall serve one-year terms. The members of the Committee shall serve until their resignation, retirement, or removal by the Board or until their successors shall be appointed. No member of the Committee shall be removed except by majority vote of the independent directors of the full Board then in office.

In addition, for purposes of meeting the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), the Committee, or a sub-committee approving the performance goals to which certain of the executive compensation is tied, shall consist solely of at least two “outside” directors, as defined in Treasury Regulation 1.162 -27(e)(3) of the Code. Each member of the Committee shall be a “Non-Employee Director” as defined in Rule 16b-3(e) under the Securities Exchange Act of 1934, as amended. The foregoing notwithstanding, no action of the Committee shall be void or deemed to be without authority due to the failure of any member, at the time the action was taken, to meet any qualification standard set forth in this Charter.

The Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to consult outside advisors to assist in their duties to the Company. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisors employed by the Committee.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. A majority of the Committee members shall be present to constitute a quorum for the transaction of the Company’s business. The Committee may delegate to one or more of its members one or more of the responsibilities and duties set forth below. Each meeting will appoint a recording secretary and written minutes are to be made available for review by other Board members at their request within two weeks of the meeting.

The Committee may also request any officer or employee of the Company or the Company’s outside counsel or consultants to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. A majority of the Committee members shall be present to constitute a quorum for the transaction of the Committee’s business.

The Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to consult outside advisors to assist in their duties to the Company. The Company shall provide for appropriate funding as determined by the Committee, for payment of compensation to any advisors employed by the Committee.

The Committee shall have the authority to delegate any of its responsibilities to one or more subcommittees, which shall be comprised of at least two members of the Committee.

Responsibilities and Duties

The Committee shall:

1)

consider and make recommendations to the Board concerning the appropriate size, function and needs of the Board, taking into account that the Board as a whole shall have competency in the following areas:

a)	business judgment;
b)	industry knowledge;
c)	accounting and finance;
d)	management;
e)	leadership;
f)	business strategy; and
g)	corporate governance.

2)

determine the criteria for Board membership, including desired skills and attributes, conduct searches for prospective directors based on the criteria, and evaluate and recommend candidates for election to the Board by the stockholders or to fill Board vacancies. The Committee has the sole authority for the engagement and termination of any search firm to be used to identify director candidates and sole authority to approve engagement fees and retention terms for such firms.

3)	consider nominations for Board membership made by stockholders.

4)	evaluate and make recommendations to the Board of Directors concerning the appointment of directors to Board committees and the selection of Board Committee chairs.

5)	evaluate and recommend to the Board the responsibilities of the Board committees, including the structure, operations and the authority to delegate to subcommittees.

6)	recommend the desired ratio of employee directors to non-employee directors, but in no event shall the Board be composed of less than a majority of independent directors.

7)	review the format of Board meetings and make recommendations for the improvement of such meetings.

8)	review and recommend to the Board on an annual basis the compensation for non-employee directors.

9)	consider questions of possible conflicts of interest of Board members and the Executive Committee members.

10)	review and approve related party transactions that are greater than $120,000 in accordance with the Company’s related party transaction policies and procedures.

11)	annually review and assess the adequacy of the Company’s corporate governance guidelines and recommend any changes to the Board for its approval and adoption.

12)

consider matters relating to the Company’s responsibilities as a global corporate citizen pertaining to corporate social responsibility and corporate public policy and the impact on the Company’s employees and stockholders.

13)	annually evaluate its own performance as well as oversee the annual self-evaluation of the Board and Board Committees.

14)	report its activities and actions to the Board of Directors on a regular basis.

15)	review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for its approval.

16)

annually evaluate the CEO’s performance against the approved performance goals and objectives. In reviewing the long-term incentive component of CEO compensation, the Committee will consider the Company’s performance and relative stockholder return, the value of similar incentive awards to CEOs at peer group companies, and the awards given to the CEO in past years, and other such matters deemed relevant.

17)	annually review senior management succession planning and organization structure, and periodically review Company policies and programs for the development of management personnel.

18)

if appropriate, hire experts in the field of executive compensation to assist the Committee with its evaluation of CEO or senior executive compensation. The Committee shall have the sole authority to retain and to terminate such experts, and to approve the experts’ fees and other retention terms. The Committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting, human resource, or other advisors.

19)

make recommendations to the Board with respect to incentive-compensation plans and equity-based plans and interpret and administer such plans make regular reports to the Board, annually evaluate its own performance, review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

20)	oversee the Company’s governance, nomination and compensation philosophies and strategies, and

21)	perform any other activities consistent with this Charter, the Company’s Certificate of Incorporation, Bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

SCHEDULE “D”

COMMUNICATIONS POLICY

1. Purpose and Intent of the Communications Policy

The purpose of this Policy is to ensure that communications to the investing public about the Company are made in accordance with all applicable legal and regulatory requirements including National Instrument 51-201 – Disclosure Standards (“NI 51-201”), and, in furtherance thereof, to ensure that the Company:

(a) controls the communications between the Company and its external stakeholders;
(b) complies with its continuous and timely disclosure obligations;
(c) avoids selective disclosure of Company information;
(d) protects and prevents the improper use or disclosure of material information and confidential information;
(e) educates the Company’s personnel on the appropriate use and disclosure of material information and confidential information; (f) fosters and facilitates compliance with applicable laws; and (g) creates formal Disclosure Officers to help achieve the above objectives.

2. Intent and Scope

In general, the intent of this Policy is to ensure that everyone who invests in the Company’s securities should have equal access to information that may affect their investment decisions.

This Policy applies to all employees, directors and officers of the Company and its subsidiaries and those authorized to speak on the Company’s behalf. For purposes of this Policy, reference to directors, officers and employees of the Company includes directors, officers and employees of any of the Company’s subsidiaries and the term “employees” includes all permanent, contract, secondment and temporary agency employees who are on long term assignments with the Company or its subsidiaries as well as to consultants to the Company or its subsidiaries.

This Policy covers disclosure in documents filed with securities commissions, stock exchanges and written statements made in annual and quarterly reports, news releases, letters to shareholders, presentations by senior management or other persons made on behalf of the Company and information contained on the Company’s website and other electronic communications. It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, industry or press conferences and conference calls.

This Policy confirms in writing the Company’s existing practices and meets its goal to raise awareness of the Company’s approach among the directors, officers, senior management, employees and others who have undisclosed material information about the Company.

3. Guidelines and Procedures

3.1 Disclosure Officers

The officers of the Company responsible for overseeing compliance with this Policy (the “Disclosure Officers”) are the President and the Vice President, Exploration. Where the disclosure relates to financial statements, information derived from financial statements or financial projections, the Chief Financial Officer (“CFO”) of the Company shall be deemed a Disclosure Officer.

The Disclosure Officers shall have responsibility for the disclosure of material information. These individuals have responsibility for the disclosure of material information because, by virtue of their positions within the Company:

(a) they are completely familiar with the operations of the Company;
(b) they are continuously up-to-date on pending material developments within the Company; and
(c) they have sufficient understanding of the disclosure rules to enable them to determine whether information is material and hence requires disclosure.

The Disclosure Officers shall be designated spokespersons for the Company and are the only individuals authorized to communicate with the investment community, regulators, the media or other stakeholders regarding the information disclosed by the Company. By establishing this restriction, the Company ensures that:

(d) a consistent message is delivered to external stakeholders regarding Company matters;
(e) only information authorized to be disclosed to external stakeholders is disclosed; and
(f) selective disclosure of material information is avoided.

A Disclosure Officer may, from time to time, designate other suitably qualified individuals within the Company to speak on behalf of the Company or to respond to specific inquiries. However, without such explicit designation, external communication is restricted to the Disclosure Officers.

Where a news release contains information based on the Company’s financial statements prior to the release of such statements, such news release should first be reviewed by the CFO and the Audit Committee.

The Disclosure Officers have the responsibility to:

(a) update this Policy regularly, including to take account of new developments and standards of practice;
(b) monitor the effectiveness of and compliance with this Policy;
(c) educate the Company’s directors, officers and employees about the matters covered by this Policy;
(d) review and authorize all written, electronic and oral disclosure before it is publicly disclosed;
(e) monitor the Company’s website;
(f) document, monitor and evaluate the disclosure controls and procedures and internal controls and procedures for financial reporting of the Company; and
(g) meet each quarter and annually to discuss drafting responsibilities for public documents, to identify any areas of particular risk and sensitivity that require special care, to review the effectiveness of the Company’s disclosure controls and procedures, and to review all disclosures made during the quarter to assure that they are in compliance with this policy.

The Disclosure Officers are responsible for determining whether information is material, the timely disclosure of material information in accordance with securities laws, monitoring compliance with this Policy and overseeing the disclosure controls, procedures and practices of the Company.

In addition, the Disclosure Officers must report to the Audit Committee any significant changes in the Company’s internal controls and procedures for financial reporting or in factors that could affect such controls and procedures including corrective actions taken. The Disclosure Officers must present the Audit Committee with the formal disclosure controls and procedures and internal controls and procedures once they are in place.

Everyone to whom this Policy applies must be instructed to notify a Disclosure Officer as soon as material developments occur. The Disclosure Officers shall report to the Audit Committee or the Board of Directors on any significant issues arising under this Policy, including circumstances where there is a serious occurrence of selective disclosure.

3.2 Principles of Disclosure of Material Information

The Company is subject to continuous disclosure and reporting obligations under Canadian and United States securities laws. These obligations require the Company to disclose certain information at specified intervals and on the occurrence of certain events. In addition, under the rules of the exchange on which the Company’s shares are traded (the “Exchange”), the Company is required, subject to certain exceptions, to disclose promptly to the public any material information regarding the Company.

Material information about the Company is any information relating to the business and affairs of the Company that affects, or would reasonably be expected to have a significantly effect on, the market price or value of the Company’s securities. The determination of whether information is material is subjective. The list of events set forth in Appendix “A”, although not exhaustive, should be considered in making the determination of whether information is material.

When determining whether or not information is material, the following principles must be applied:

(a) the nature of the information, the volatility and liquidity of the Company’s securities and prevailing market conditions will impact on materiality;
(b) material information cannot be made immaterial by breaking it into smaller pieces;
(c) the determination of whether or not information is material often involves the exercise of difficult business judgments based on experience; and
(d) if there is any doubt about whether or not information is material, the Company must err on the side of caution and the information must be publicly disclosed.

At all times, the Company shall act to disclose material information in accordance with all applicable securities laws, rules and regulations, and in accordance with this Policy. Without limiting the foregoing obligations, the following are the basic principles for disclosure of material information by the Company.

(a) News Releases

The Company shall disclose all material information as soon as practicable after the event giving rise to the material information has occurred. All material information shall be disclosed via news release, using a news service approved by the Exchange. The news release shall include sufficient information to enable external stakeholders to understand the nature and timing of the event giving rise to the material information as well as to allow such stakeholders to make an informed assessment of the effect of the material information on the market price of the Company’s securities.

All news releases announcing material information must be approved by at least one of the Disclosure Officers. If the Exchange is open for trading at the time of a proposed announcement of material information, prior notice of the news release must be provided to the market surveillance/regulation department of the Exchange to enable a trading halt, if deemed necessary by the Exchange. If such news release is issued outside of trading hours, market surveillance must be notified before the market opens.

News releases are to be posted on the Company’s website promptly after release over the news wire. The news release page of the website shall include a notice that advises the reader that the information posted was accurate at the time of posting, but may be superseded by subsequent news releases.

(b) Material Changes

Where a material change has occurred in the affairs of the Company, the Company will immediately issue and file a news release disclosing the nature and substance of the material change, followed by a material change report filed within ten days of the date on which the material change occurred. In certain circumstances, the Disclosure Officers may determine that such disclosure would be unduly detrimental to the Company’s interests (for example if release of the information would prejudice negotiations in a corporate transaction), in which case the Company will immediately file a confidential material change report, and may otherwise keep news of the material change confidential until the Disclosure Officers determine that it is appropriate to publicly disclose it, or the Company is compelled to disclose it under applicable continuous disclosure obligations. The Company shall periodically (at least every ten days) review its decision to keep any material information confidential to assess whether disclosure continues to be unduly detrimental to the Company (also see Section 3.14, “Rumours”). If the Company decides to continue keeping the material information confidential, it will apprise any applicable regulators of that fact.

(c) General

(i) Unless otherwise directed by the Disclosure Officers, the Company will publicly disclose material information first before selectively disclosing it to any person (such as an interview with an analyst or in a telephone conversation with an investor), unless disclosing such information to such person prior to public dissemination is “in the necessary course of business” (see NI 51-102). Consultation with the Company’s legal counsel is recommended before making selective disclosure “in the necessary course of business”.

(ii) If previously undisclosed material information has been inadvertently selectively disclosed to an analyst or any other person and such disclosure has not been made “in the necessary course of business”, such material information must be broadly disclosed immediately via news release and the Exchange should be immediately contacted and consulted regarding a possible halt in trading until such news release is issued. Pending the issuance of such news release, the Company should also advise those parties who have knowledge of the undisclosed material information that it is material and that it has not been generally disclosed.

(iii) Disclosure must be corrected promptly if the Company subsequently learns that earlier disclosure by the Company contained a material error at the time it was disclosed.

(iv) Subject to any further direction of the Company’s Audit Committee, any material information that includes financial information extracted or derived from the Company’s annual and interim unaudited financial statements must be reviewed and approved by the Company’s Audit Committee prior to its dissemination.

(e) Contacts with Analysts, Investors and the Media

Disclosure in individual or group meetings does not constitute adequate disclosure of information that is considered material non-public information. If the Company intends to announce material information at an analyst or shareholder meeting or a press conference or conference call, the announcement must be preceded by a news release.

The Company recognizes that analysts are important conduits for disseminating corporate information to the investing public and that analysts play a key role in interpreting and clarifying existing public data and in providing investors with background information and details that cannot practically be put in public documents. The Company also recognizes that meetings with significant investors are an important element of the Company’s investor relations program. The Company will meet with analysts and investors on an individual or small group basis as needed and will initiate contacts or respond to analyst and investor calls in a timely, consistent and accurate fashion in accordance with this Policy.

The Company will provide only non-material information through individual and group meetings and at industry conferences, in addition to publicly disclosed information, recognizing that an analyst or investor may construct this information into a mosaic that could result in material information. The Company will, upon request, provide the same sort of detailed, non-material information to other investors or the media that it has provided to analysts and significant investors. As much as possible, all meetings with investors or analysts, or groups thereof, should be attended by two or more Company representatives, at least one of whom shall be a designated spokesperson for the Company. Where practical, a debriefing will be held after these meetings and, if such debriefing uncovers selective disclosure of previously undisclosed material information, it will be handled in accordance with the specific requirements outlined in Section 3.2.2(c)(ii) .

3.3 Trading Restrictions

It is illegal for anyone to purchase or sell securities of any public company with knowledge of material information affecting that company that has not been publicly disclosed. Except “in the necessary course of business”, it is also illegal for anyone to inform any other person of material non-public information.

The Company has adopted a Securities Trading Policy, which prohibits officers, directors and other insiders of the Company (collectively, “Insiders”) and employees from trading in securities of the Company (including exercising stock options) while they have knowledge of undisclosed material information about the Company or when a “blackout period” has been instituted by the Company. The policy further requires that all Directors, Officers and Insiders of the Company must obtain pre-approval prior to trading in the Company’s securities, which includes the exercise of Stock Options.

Please review the Company’s Security Trading Policy for further information.

3.4 Blackout Periods

During a blackout period, no individuals subject to a trading restriction can purchase or sell securities of the Company.

In addition to the provisions of Section 3.3 and in order to avoid the potential for selective disclosure or even the perception or appearance of selective disclosure, the Company or the Disclosure Officers may institute “blackout periods” from time to time when trading (including the exercise of stock options) by Insiders, employees and consultants should not take place. For example, a blackout period may surround the release of drill results from an exploration program, a corporate restructuring or other material change.

For avoidance of doubt, because the Company is an exploration and development stage enterprise, the release of quarterly and annual financial results is not normally considered to constitute material information. Therefore, blackout periods will not automatically apply during periods when financial statements are being prepared but results have not yet been publicly disclosed. The disclosure officers will determine if a blackout period should be imposed due to particular circumstances surrounding any particular earnings period.

Where appropriate and feasible, the Disclosure Officers shall institute a blackout period in advance of the disclosure of a material change. The duration of any particular blackout period shall be determined by the Disclosure Officers given the particular circumstances of the material change. Generally, the blackout period in respect of material information begins on the day of the announcement and ends at the end of the business day after the day of the announcement. Where reasonable in the circumstances, a blackout period in respect of a material change shall commence two trading days prior to the disclosure of a material change by press release and shall continue until the commencement of the second trading day following the dissemination of such press release.

Insiders and employees may apply to a Disclosure Officer for approval to trade in the Company's securities during the blackout period.

3.5 Quiet Periods

The Disclosure Officers or the Company may determine that it is appropriate for the Company to observe “quiet periods”, during which time comments with respect to the Company’s current operations or expected results will not be provided to analysts, investors or other market professionals. This is in order to avoid the potential for improper selective disclosure or even the perception or appearance of improper selective disclosure. For example, a “quiet period” might run between the end of a drill program and one trading day after the release of the drill results. The Company need not stop all communications with analysts or investors during the “quiet period”. However, communications should be limited to responding to inquiries concerning publicly available or non-material information.

3.6 No Grant of Stock Options

When undisclosed material information exists, it is not appropriate for the Company to grant stock options (even if the recipient of such options is not aware of the undisclosed material information), except in circumstances where such grants are specifically permitted by the rules of the Exchange.

3.7 Forward-Looking Information

Should the Company elect to disclose forward-looking information (“FLI”) in continuous disclosure documents, speeches, conference calls or news releases, the following guidelines will be observed:

(a) the information, if deemed material, will be broadly disseminated via news release, in accordance with this Policy.

(b) the information will be clearly identified as forward-looking.

(c) the Company will identify all material factors and assumptions used in the preparation of FLI.

(d) the information must be accompanied by a statement that identifies, in very specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected in the statement.

(e) the information must be accompanied by a statement that disclaims the Company’s intention or obligation to update or revise the FLI, whether as a result of new information, future events or otherwise. Notwithstanding this disclaimer, should subsequent events prove past statements to be materially off target, the Company may choose to issue a news release explaining the reasons for the difference in accordance with the Company’s past practice in these matters.

(f) the Disclosure Officers must obtain the approval of the Board of Directors or Audit Committee before issuing a news release containing FLI which is based on or derived from financial statements that have not been released.

3.8 Reviewing Analyst Draft Reports and Models

The Company may review, when possible, analysts' draft research reports or models for the purpose of pointing out errors in fact based on publicly disclosed information. The Company will limit its comments to identifying publicly disclosed factual information that may affect an analyst’s model or to pointing out inaccuracies or omissions with reference to publicly available information about the Company. The Company will not confirm, or attempt to influence, an analyst's opinions or conclusions and will not express comfort with the analyst's model and earnings estimates. In order to avoid appearing to "endorse" an analyst's report or model, when providing comments, the Company will indicate that the report or model was reviewed only for factual accuracy.

3.9 Distributing Analyst Reports

The Company regards analyst reports as proprietary information belonging to the analyst's firm that the Company does not endorse, nor wish to appear to endorse. As re-circulating a report by an analyst may be viewed as an endorsement by the Company of the report, the Company will not provide analyst reports through any means, including posting such information on its website, to persons outside of the Company. The Company may post on its website a complete list, regardless of the recommendation, of all the investment firms and analysts who provide research coverage on the Company. If provided, however, such list will not include links to the analysts' or any other third party websites or publications.

3.10 Conference Calls

Conference calls may be held where deemed appropriate by the Disclosure Officers for quarterly earnings and major corporate developments, whereby discussion of key aspects is accessible simultaneously to all interested parties, some as participants by phone and others in a listen-only mode by phone or by webcast on the website. The call will be preceded by a news release containing all relevant material information. Conference calls about corporate developments and other material information will be scheduled outside trading hours where possible, to avoid or minimize the risk of selective disclosure. At the beginning of the call, a Company spokesperson will provide appropriate cautionary language with respect to any FLI and direct participants to publicly available documents containing a full discussion of the risks and uncertainties.

The Company will provide advance notice of the conference call or webcast by issuing a news release announcing the nature of the information to be discussed on the call, the date and time of the call and providing information on how interested parties may access the call or webcast. In addition, the Company may send invitations to analysts, institutional investors, the media and others invited to participate. Any non-material supplemental information provided to participants will also be posted to the website for others to view. A tape recording of the conference call and/or an archived audio webcast on the Internet may be made available following the call for a period of time deemed appropriate by the Disclosure Officers.

Promptly after the conference call, the Disclosure Officers will discuss whether a disclosure of previously undisclosed material information occurred during the call, and if so take steps to publicly disclose the information promptly via news release, in accordance with Section 3.2.2(c)(ii) of this Policy.

3.11 Disclosure Controls

Under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, the CEO and the CFO are required, in connection with the filing of the Company’s annual and interim statutory filings, to sign a certificate certifying a number of things including matters in relation to the Company’s “disclosure controls and procedures” (“Disclosure Controls”) which are generally defined as controls and other procedures of an issuer designed to provide reasonable assurance that the information required to be disclosed in the issuer’s annual filings, interim filings or other reports is recorded, processed, summarized and reported within the prescribed time period. The Sarbanes-Oxley Act of 2002 and application rules of the Securities and Exchange Commission of the United States also require the CEO and CFO file certifications and evaluate the effectiveness of the Company’s Disclosure Controls.

In this connection, the Disclosure Officers will establish, maintain and evaluate reasonable Disclosure Controls and other procedures which are to be implemented and carried out under their supervision. To assist the Disclosure Officers, it is essential that all directors, officers and employees ensure that the Disclosure Officers are kept fully apprised of all pending and potentially material developments in the business affairs of the Company so that the Disclosure Officers are able to determine the appropriateness and timing of the public disclosure of those developments.

3.12 Maintaining Confidentiality

The Company shall provide to all employees on-going education on the importance of maintaining the confidentiality of Company information and on the protocol to be followed in the event that they are asked (whether orally, in writing or electronically) by external stakeholders or others to comment on the Company’s material or confidential information.

Any employee privy to confidential information is prohibited from communicating this information to anyone else, unless to do so is “in the necessary course of business”. Efforts will be made to limit access to such confidential information to only those who need to know the information, and such persons will be advised that the information is to be kept confidential. Communication by e-mail leaves a physical track of its passage that may be subject to later decryption attempts. All confidential information being transmitted over the Internet must be secured by the strongest encryption and validation methods available. Employees must be aware of potential issues and limitations in using e-mail to transmit confidential information. Outside parties privy to undisclosed material information concerning the Company will be told that they must not divulge such information to anyone else, other than “in the necessary course of business” and that they may not trade in the Company's securities until the information is publicly disclosed. Such outside parties may be asked to confirm their commitment to non-disclosure in the form of a written confidentiality agreement.

In order to prevent the misuse or inadvertent disclosure of material information, the following procedures should be observed:

(a) confidential matters should not be discussed in places where the discussion may be overheard, such as elevators, hallways, restaurants, airplanes or taxis;

(b) confidential documents should not be read in public places and should not be discarded where others can retrieve them;

(c) employees must ensure they maintain the confidentiality of information in their possession outside of the office;

(d) transmission of documents by electronic means, such as by fax or directly from one computer to another, should be made only where it is reasonable to believe that the transmission can be made and received under secure conditions;

(e) unnecessary copying of confidential documents should be avoided and documents containing confidential information should be promptly removed from conference rooms and work areas after meetings have concluded. Extra copies of confidential documents should be shredded or otherwise destroyed;

(f) access to confidential electronic data should be restricted through the use of passwords;

(g) documents and files containing confidential information should be kept in a safe place where access is restricted to individuals who "need to know" that information “in the necessary course of business”; and

(h) all proprietary information, including computer programs and other records, remain the property of the Company and may not be removed, disclosed, copied or otherwise used except in the normal course of employment or with the prior permission of a Disclosure Officer.

3.13 Electronic Communications

(a) General. The Disclosure Officers shall have responsibility for ensuring that the Company’s material information and investor information on the Company website is accurate, complete, up-to-date and in compliance with relevant securities laws. Investor information shall be maintained in a separate area of the Company website to ensure a distinction with the promotional areas of the website.

Employees are prohibited from participating in discussions about the Company on electronic chat rooms, bulletin boards or news groups. Chat rooms, bulletin boards or news groups may be the genesis for rumours about the Company, which may or may not be factual. Employees who encounter a discussion pertaining to the Company, its activities or securities should advise a Disclosure Officer immediately so that the discussion may be monitored.

The website shall include a notice that advises the reader that the information posted was accurate at the time of posting but may be superseded by subsequent disclosures. As much as practical, all data posted to the website shall show the date that such material was posted. Any material changes in information must be updated in a timely manner. The Company will keep available on its website a minimum of two years’ annual reports, news releases and other continuous disclosure documents, unless the Disclosure Officers believe that certain of these materials need to be removed earlier.

(b) Web Links. Links from the Company’s website to a third-party website must be approved by a Disclosure Officer. Any such links will include a notice that advises the reader that he or she is leaving the Company’s website and that the Company is not responsible for the contents of the other site.

(c) Website Disclosures. Disclosure on the Company’s website alone does not constitute adequate disclosure of information that is considered material non-public information. Any disclosures of material information must be handled in accordance with this Policy prior to publication on the website.

(d) Electronic Enquiries. Response to electronic enquiries will be the responsibility of the qualified person or persons within the Company designated by the Disclosure Officers for that purpose. Only public information or information which could otherwise be disclosed in accordance with this Policy shall be utilized in responding to electronic inquiries.

3.14 Rumours

The Company does not comment, affirmatively or negatively, on rumours. This also applies to rumours on the Internet. The Company’s designated spokespersons will respond consistently to those rumours, with words to the effect of, “It is our policy not to comment on market rumours or speculation”. If undisclosed material information has been leaked and appears to be affecting trading activity in the Company’s shares, or the Exchange requests that the Company make a definitive statement in response to a market rumour that is causing unusual activity in the stock, the Disclosure Officers will consider the matter and determine if a trading halt should be discussed with the Exchange and to promptly issue a news release disclosing the relevant material information or confirm there is no undisclosed material information.

3.15 Communication and Enforcement

This Policy will be circulated to all directors, officers and employees upon its inception, and again whenever significant changes are made to it or the Disclosure Officers otherwise deem it necessary. New directors, officers and employees will be provided with a copy of this Policy upon joining the Company.

Nothing in this Policy should be construed or interpreted as limiting, reducing or eliminating the obligation of any director, officer or employee of the Company to comply with all applicable laws. Conversely, nothing in this Policy should be construed or interpreted as expanding applicable standards of liability under provincial or federal law for directors or officers of the Company.

A director, officer or employee who violates this Policy may face disciplinary action up to and including termination of his or her employment or association with the Company. The violation of this Policy may also violate certain securities laws. If the Company discovers that a director, officer or employee has violated any securities laws, the Company may refer the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.

This Policy has been reviewed by the Audit Committee and approved by the Board of Directors.

The Disclosure Officers will recommend any material changes to this Policy for review by the Audit Committee and approval by the Board of Directors as needed.

APPENDIX “A”

Examples of Information That May Be Material

(Reproduced from National Policy 51-201)

Changes in Corporate Structure

  changes in share ownership that may affect control of the company major reorganizations, amalgamations, or mergers
  take-over bids, issuer bids, or insider bids

Changes in Capital Structure

  the public or private sale of additional securities
  planned repurchases or redemptions of securities
  planned splits of common shares or offerings of warrants or rights to buy shares any share consolidation, share exchange, or stock dividend changes in a company’s dividend payments or policies
  the possible initiation of a proxy fight
  material modifications to the rights of security holders

Changes in Financial Results

  a significant increase or decrease in near-term earnings prospects unexpected changes in the financial results for any period shifts in financial circumstances such as cash flow reductions, major asset write-offs or write-downs changes in the value or composition of the company’s assets any material change in the company’s accounting policies

Changes in Business and Operations

  any development that effects the Company’s resources, technology, products or markets a significant change in capital investment plans or corporate objectives major labour disputes or disputes with major contractors or suppliers significant new contracts, products, patents, or services or significant losses or contracts or business significant discoveries by resources companies
  changes to the board of directors or executive management (CEO, CFO, COO or president) the commencement of, or developments in, material legal proceedings or regulatory matters waivers of corporate ethics and conduct rules for officers, directors and other key employees any notice that reliance on a prior audit is no longer permissible de-listing of the company’s securities or their movement from one quotation system or exchange to another.

Acquisitions and Dispositions

significant acquisitions or dispositions of assets, property or joint venture interests acquisitions of other companies, including a take-over bid for, or merger with, another company

Changes in Credit Arrangements

  the borrowing or lending of a significant amount of money
  any mortgaging or encumbering of the company’s assets
  defaults under debt obligations, agreements to restructure debt, or planning enforcement procedures by a bank or any other creditors
  changes in rating agency decisions
  significant new credit arrangement

SCHEDULE “E”

Principles and Guidelines

The Board of Directors (“Board”) is responsible for the supervision of the management of the Company and for approving the overall direction of the Company in a manner that is in the best interests of the Company and its stakeholders. The Board will participate fully in assessing and approving strategic plans and material prospective decisions proposed by management. To ensure that the principal business risks that are borne by the Company are appropriate, the Board will receive periodic reports from management on the Company's assessment and management of such risks. The Board will regularly monitor the financial performance of the Company, including receiving and reviewing detailed financial information contained in management reports.

The Board will monitor the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board will hold regular meetings at least four times per year. Additional meetings will be held to address special items of business.

It is a requirement of these Principles and Guidelines that:

     the Board adopt a Corporate Communications Policy;
     the Board adopt an Audit Committee Charter; and
     the Board directly and through its Audit Committee, regularly assess the integrity of the Company's internal control and management information systems.

Composition and Independence of the Board of Directors

It is a requirement of these Principles and Guidelines that (i) the Board determine the status of each director as an “independent” director, based on the meaning of “independence” in National Instrument 58-101 Disclosure of Corporate Governance Practices, (ii) the Board be constituted with a majority of directors who are independent, (iii) the Board examine its size with a view to determining the impact of the number of directors upon the effectiveness of the Board, (iv) the Board establish procedures to enable the Board to function independently of management and (v) the Board implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances.

Committees of the Board of Directors

These Principles and Guidelines require that (i) committees of the Board generally be composed of independent directors, (ii) the Board expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the Company’s approach to governance issues, (iii) the Audit Committee be composed of independent directors all financially literate, and (iv) a Compensation, Nomination and Governance Committee be established to review, report and, where appropriate, provide recommendations to the Board on (a) proposing new nominees to the Board and other succession planning matters, including in conjunction with the Board, (b) monitoring the performance and compensation of senior management, (c) assessing directors on a on-going basis, and (d) monitoring corporate governance issues, and where appropriate, recommending to the Board, changes in corporate governance policies.

Limitation of Management’s Responsibilities and Authority

The mandate of the Chief Executive Officer (“CEO”) is to be responsible for managing the day-to-day operations of the Company, which includes the supervision of the senior management team, the Company’s outside consultants and exploration staff. The CEO is responsible for the implementation of the Company’s corporate objectives and the resolutions of the Board and the appropriate and timely feedback of the results of these efforts.

Recruitment of New Directors and Assessment of Board Performance

These Principles and Guidelines require that, in conjunction with the Compensation and Nomination Committee, (i) the Board implement a process for assessing the effectiveness of the Board and the committees of the Board and the contribution of individual directors, (ii) the Company provide an orientation and education program for new directors, and (iii) the Board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director .

SCHEDULE “F”

SECURITIES TRADING POLICY

1. PURPOSE OF THE POLICY

Canadian and United States securities laws prohibit “insider trading” and impose restrictions on the trading of shares or other securities issued by the Company while in possession of material undisclosed facts or changes relating to the Company. The purpose of this Policy is to raise the general level of awareness of the trading and confidentiality obligations of directors, officers and employees of the Company and others who may be in possession of, or may have access to, confidential, material information regarding the Company. The rules set out in this Policy are intended to ensure that persons having knowledge of material information not generally disclosed to the public do not take advantage of such information through trading in securities issued by the Company or in securities of other corporations whose price would be affected by such undisclosed material information. This Policy is also intended to ensure that the Company’s directors, officers and employees act, and are perceived to act, in accordance with applicable laws and the highest standards of ethical and professional behaviour.

This Policy is not intended to provide an in-depth legal analysis of insider trading rules but rather to serve as a guideline for the purpose of limiting the possibility of illegal or inappropriate use of undisclosed confidential material information, facts or changes regarding the Company. The onus of complying with this Policy and the relevant insider trading and other securities legislation lies with each individual director, officer and employee of the Company and its subsidiaries, each of whom is expected to be familiar with this Policy and such legislation and to comply fully with them. Breaches of confidentiality and violations of insider trading and tipping laws carry severe consequences both for the Company and the individuals involved. Therefore, all employees, officers and directors of the Company must comply with the provisions and procedures of this Policy. An employee who violates this Policy may face disciplinary action up to and including termination of his or her employment. A breach of this Policy may also violate certain securities laws. This Policy also reinforces the Company’s commitment to guard its confidential information. The ethical and business principles underlying this Policy may extend beyond even the stringent requirements of applicable securities laws.

2. APPLICATION OF THE POLICY

This Policy applies to the directors, officers and employees of the Company or any of its insiders, affiliates (including subsidiaries) or associates, and to any other person who may be in possession of, or have access to, confidential, material information regarding the Company. For the purposes of this Policy, the term “employees” includes all permanent, contract, secondment and temporary agency employees who are on long-term assignments with the Company or any of its subsidiaries, as well as to consultants to the Company or any of its subsidiaries.

For purposes of this Policy and until the designation is changed by the Board of Directors of the Company, Scott B. Hean, CFO has been designated as the individual designated by the Board of Directors of the Company whom directors, officer, employees or insiders may contact to determine whether or not they may execute trades in the market (the “Information Officer”) and can be contacted at 604-641-2775 or shean@quaterra.com.

3. TRADING PROCEDURES FOR DIRECTORS, OFFICERS AND EMPLOYEES

In order to prevent insider trading and tipping violations, the following procedures must be followed by all directors, officers and employees of the Company or any of its insiders, affiliates (including subsidiaries) or associates:

(a) General Prohibition Against Using Material Information and Tipping: All directors, officers and employees of the Company who have knowledge of undisclosed material information relating to the Company or its business (sometimes referred to herein as “you” or “your”) are expressly prohibited from buying or selling, exercising options to buy or sell or tipping someone else to buy or sell (or not to buy or sell), securities of the Company unless and until such information has been publicly disclosed and disseminated. If this undisclosed material information relates to any other company with which the Company is negotiating or doing business, you may not trade in the securities of such other company on the basis of such information, nor may you communicate such information to others.

(b) Family Members: This prohibition applies to family members and others living in your household who gain access to or become aware of undisclosed material information relating to the Company. You are also responsible for their compliance with this Policy.

(c) Timing of Transactions: As a general rule, if you know of material information relating to the Company or its business, you should not engage in any transactions relating to securities of the Company (including the exercise of stock options) until at least the commencement of the second trading day after the material information is publicly disclosed by news release.

(d) Blackout Periods: Directors, officers and employees of the Company who have access to undisclosed material information relating to the Company or its business in the normal performance of their duties are subject to “blackout periods” during which they will be prohibited from trading in securities of the Company. For further information on “blackout periods”, see section 3.4 of the Company’s Communications Policy. All directors, officers and employees who are made aware of a “blackout period” are prohibited from communicating (tipping) internally or externally to anyone else that the Company is subject to a “blackout period”. Exceptions to the prohibition against trading during “blackout periods” may only be made with the prior approval of the President of the Company or his designate after consultation with legal counsel.

(e) All Directors, Officers and Insiders of the Company must obtain pre-approval prior to trading in the Company’s securities, which includes the exercise of Stock Options. For purposes of this policy, an Insider has the same meaning as given by the British Columbia Securities Act, which includes directors and officers, a director or an officer of a person that is itself an insider or a subsidiary of an issuer, a person that has (i) beneficial ownership of, or control or direction over, directly or indirectly, or (ii) a combination of beneficial ownership of, and control or direction over, directly or indirectly, securities of an issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution.

4. QUESTIONS

Any questions regarding this Policy should be directed to the Information Officer.

SCHEDULE “G”

WHISTLEBLOWER POLICY

Quaterra Resources Inc. is committed to achieving compliance with all applicable Canadian and United States laws and regulations, including accounting standards, internal controls, and audit practices. The Board of Directors of Quaterra therefore has established these standards for:

(i) the confidential receipt, retention, and treatment of complaints received by Quaterra regarding accounting, internal accounting controls, or auditing matters; and
(ii) the confidential receipt, retention, and treatment of complaints received by Quaterra regarding the alleged violation of any Corporate Governance policies of Quaterra (including its subsidiaries).

It is the policy of Quaterra that no person who in good faith files a complaint, submits a concern or reports any matter consistent with this Whistleblower Policy shall suffer harassment, retaliation or adverse employment consequence by Quaterra. Any employee (including directors, officers, consultants) of Quaterra who retaliates against a person who has made such filing, submission or report in good faith is subject to discipline up to and including termination of employment.

Reporting Procedure

Reports made under this Whistleblower Policy are encouraged to be made in writing so as to assure a clear understanding of the issues raised. Reports should be factual in nature and contain as much specific information as possible to allow for proper assessment of the complaint or concern.

Whistleblower Security Inc., a third party service provider, has been contracted by Quaterra to receive confidential and anonymous submissions related to this Whistleblower Policy. Employee concerns relating to questionable accounting or auditing matters, or violations of any Corporate Governance policies of Quaterra (including its subsidiaries) may be reported in the following ways:

º Through the Hotline: 866-921-6714
º If you are not in North America, call collect to 604-922-6563 during business hours and say you have a whistleblower report related to Quaterra
º Through the web form at www.whistleblowersecurity.com
º Fax report to: 604-926-5668
º Mailing address alternative for written documents: 303-1455 Bellevue Avenue, West Vancouver, BC Canada V7Y 1C3

Anyone with a complaint or concern covered by this Whistleblower Policy may also contact their supervisor or manager responsible for the group which provides the relevant service, recognizing however, that this depends on the seriousness and sensitivity of the issues involved and who is suspected of wrong doing.

As an alternative, complaints or reports under this Whistleblower Policy may be submitted to the Chair of the Audit Committee or Chairman of the Board at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5, Telephone 604-681-9059, Fax 604-688-4670, or by sealing the report in an envelope marked “Confidential” and addressed to the Chair Quaterra Resources Inc. Audit Committee or to the Chair of the Board, Quaterra Resources Inc. and then forwarding the sealed envelope in a further sealed envelope marked “Private and Confidential”, 1100 –1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

Confidentiality requested under this Whistleblower Policy will be respected. Use of non-identifiable third party e-mail address may be used to maintain anonymity.

Audit Committee Review

All complaints or concerns related to this Whistleblower Policy will be reviewed by the Audit Committee.

If the Audit Committee determines that further review or investigation is warranted, the Audit Committee shall decide whether it will be the responsibility of Quaterra management, the Audit Committee or another committee of the Board to investigate the Report.

> If the Audit Committee determines that management will investigate the Report, the Audit Committee will notify the Chief Executive Officer of Quaterra in writing of that determination. Management shall thereafter promptly investigate the complaint or concern and shall report the results of its investigation, in writing, to the Audit Committee. Management shall be able, in its discretion, to engage outside auditors, counsel or other experts to assist in the investigation and in the analysis of results.

> If the Audit Committee determines that it or another committee of the Board will investigate the complaint or concern, the Audit Committee shall promptly determine what professional assistance, if any, it needs in order to conduct the investigation. The Audit Committee shall be able in its discretion to engage outside auditors, counsel or other experts to assist in the investigation and in the analysis of results.

In determining whether Quaterra management, the Audit Committee or another committee of the Board should conduct a further review or investigation, the Audit Committee shall consider, among any other factors that in its judgment are appropriate under the circumstances, the following: (a) the identity of the alleged wrongdoer, (b) the seriousness of the alleged wrongdoing, and (c) the credibility of the alleged wrongdoing.

Prompt and appropriate corrective action will be taken when warranted in the judgment of the Audit Committee.

In the discretion of the Audit Committee, responsibilities of the Audit Committee created by these procedures may be delegated to the Chair of the Audit Committee. Where the Chair of the Audit Committee is delegated the obligation to receive, review, or investigate complaints and concerns under this Whistleblower Policy, he or she shall provide a report to the full Audit Committee at each Audit Committee meeting. Such report shall consist of a summary of complaints and concerns received, reviewed, or investigated since the last Audit Committee meeting including the disposition of any complaints and concerns received, reviewed, or investigated.

Recordkeeping

The Audit Committee shall retain, or oversee the retention of, records relating to complaints and concerns received or submitted under this Whistleblower Policy. The types of records to be retained by the Audit Committee shall include all steps taken to track the receipt, investigation, and resolution of the compliant or concern. The records shall be maintained for a period of no less than seven years.